Transparent Value Trust

330 Madison Avenue, 10th Floor

New York, NY 10017

October 16, 2015

VIA EDGAR CORRESPONDENCE

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Transparent Value Trust (the “Registrant” or the “Trust”)

File Nos.  033-159992; 811-22309

Dear Ms. Churko,

Pursuant to your request, this letter provides responses to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to the undersigned Megan Hadley Koehler, Vilma Valdez, Sharon Akselrod, and Pete Greenly each of ALPS Fund Services, Inc.; Sean Graber, of Morgan Lewis & Bockius, LLP; and to Keith Kemp, of Transparent Value, LLC on August 19, 2015 in connection with the Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Trust’s Form N-CSR filings for its (i) non-insurance dedicated series of the Trust (the “Retail Funds”) for the fiscal year ended September 30, 2014, as filed with the Commission on December 8, 2014; and (i) Transparent Value Directional Allocation VI Portfolio (the “VI Portfolio”) for the fiscal year ended December 31, 2014, as filed with the Commission on March 9, 2015 (each, an “Annual Report,” and collectively, the “Annual Reports”). The Retail Funds and the VI Portfolio are collectively referred to hereinafter as the “Funds.”

Set forth in the numbered paragraphs below are summaries of your comments, followed by the Registrant’s responses.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable Annual Report.

1.

Comment: Management’s Discussion of Fund Performance. Management’s Discussion of Fund Performance (“MDFP”) in each of the Annual Reports discloses market conditions that materially affected Funds’ performance for the Funds’ most recent fiscal year. Please add additional disclosure in the MDFP regarding investment strategies and techniques used by the Funds that materially affected the Funds’ performance.

Response: Registrant will provide the requested additional disclosure in the MDFP contained in the Trust’s future annual reports.

2.

Comment:   The Shareholder Letters in the Annual Reports include references to the active management of the Funds, whereas the Funds’ prospectuses disclose a passive investment strategy for the Funds. Please explain this discrepancy in your response and revise the

Shareholder Letters or the Funds’ prospectuses, as applicable, to reflect the management style of the Funds.

Response:  The Funds use a passive management strategy to achieve their investment objectives.  As stated in the Funds’ prospectuses, each Fund uses a passive management strategy designed to track, before fees and expenses, the total return performance of its respective Transparent Value Index.

The Shareholder Letters in the Annual Reports contain the following sentences:

Transparent Value specializes in managing a range of equity funds according to a unique investment methodology known as Required Business Performance® (RBP®), and the development of quantitative strategy indexes known as Transparent Value IndexesSM. Our actively managed approach applies a reverse discounted cash flow analysis to infer from a company’s stock price the Required Business Performance expected by the market for that company. (emphasis added)

The italicized sentence in the Shareholder Letter was not intended to refer to the Funds or their investment strategies.  Rather, it was intended to refer to Transparent Value LLC (“Transparent Value”), an affiliate of the Funds’ sub-adviser, and the active quantitative selection process (known as Required Business Performance® (RBP®)) that it uses to select the companies included in the Transparent Value IndexesSM, which the Funds are designed to track. The Registrant acknowledges, however, that certain shareholders may have been confused by the use of the term “our” in this sentence.  Accordingly, in future Annual Reports, the Registrant will more clearly distinguish its discussions of Transparent Value and its investment strategy for picking securities to be included in the Transparent Value IndexesSM from its discussions of a Fund and its passive investment strategy so as to avoid shareholder confusion regarding these two separate concepts.

3.

Comment: Total Return Tables. For all Funds with Class A Shares, the performance of the Class A Shares should reflect the sales load, as required under Item 27(b)(7)(ii)(B) as instructed by Item 26(b)(1) of Form N-1A.

Response: Registrant will present the Class A Shares performance information that reflects the sales load as required under Item 27(b)(7)(ii)(B) in the Trust’s future annual reports.

4.

Comment:  Notes to Financial Statements.  Please revise Note 1 of the Financial Statements contained in the Retail Funds’ Annual Report to be consistent with the disclosure contained in the Retail Funds’ prospectus dated January 28, 2015 regarding the diversification classification of the Transparent Value Directional Allocation Fund (the “Directional Allocation Fund”).

Response:  The discrepancy between the Retail Funds’ Annual Report and the Retail Funds’ prospectus relates to the effective date of each document.  The Retail Funds’ Annual Report contains information as of September 30, 2014 and the Retail Funds’ prospectus contains

U.S. Securities and Exchange Commission

October 16, 2015

information as of January 28, 2015.  The Retail Funds’ prospectus dated January 28, 2015 reflected a change in the classification of the Directional Allocation Fund from a non-diversified fund to a diversified fund.

5.

Comment: Notes to Financial Statements. Note 6 to the Financial Statements in the Retail Funds’ Annual Report discloses that, pursuant to the recoupment provisions of the expense limitation agreement between the Trust and the Adviser, under certain conditions the Adviser is entitled to recapture all or a portion of the Adviser’s prior fee reductions and/or expense reimbursements made to a Fund during the preceding three-year period. Accordingly, the Advisor is entitled to recoup from the Directional Allocation Fund an amount of previously waived advisory fees and/or expense reimbursements which will otherwise expire during the Directional Allocation Fund’s fiscal year ending September 30, 2016. Explain why the Directional Allocation Fund’s fee table in the Retail Funds’ prospectus dated January 28, 2015 does not include a line item regarding these waived advisory fees/and or expense reimbursements that may be recouped by the Adviser and consider revising the fee table to include a such a line item.

Response:  Registrant believes the current disclosure in the Directional Allocation Fund’s fee table is appropriate and that the addition of a line item regarding recoupment expenses to the fee table is not permitted per Form N-1A’s General Instruction C.3.(b), which limits the information in the fee table to disclosure required or permitted by Form N-1A Item 3, which, in turn, does not permit the Registrant to include a line item in the fee table that relates to recoupable fees.

***********

In response to your request, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to a filing; and

•

If, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (720) 917-0585.

Very truly yours,

/s/ Megan Hadley Koehler

Megan Hadley Koehler, Esq.

Secretary of Transparent Value Trust

cc:

Armen Arus, President, Transparent Value Trust

Sean Graber, Morgan, Lewis & Bockius LLP